Exhibit 21

SUBSIDIARIES OF COMPANY

Subsidiary	State or other jurisdiction of incorporation or organization
Sucampo Pharma Americas, LLC	Delaware

Sucampo LLC	Delaware

Sucampo AG	Switzerland

Sucampo Pharma, LLC	Japan

Sucampo Pharma Europe Ltd.	United Kingdom

Sucampo Acquisitions GmbH	Switzerland